FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, California 94104-3008

August 8, 2024

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street N.E.
Washington, D.C. 20549

Re:    FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-194652; 811-22951

Dear Mr. Greenspan:
This correspondence is being filed in response to additional comments provided by the staff of the U.S. Securities and Exchange Commission (the "Staff") on July 24, 2024, with respect to the Post-Effective Amendment No. 35 to the Registration Statement ("PEA") of the Trust adding two new series to the Trust, FundX Global Equity ETF (the "Global Equity ETF") and the FundX Future Fund Opportunities ETF (the "Future Fund Opportunities ETF") (each a "Fund" and together the "Funds"), and the Trust's July 18, 2024 responses to the Staff's initial comments on the Registration Statement.
For your convenience, the Staff's additional comments have been reproduced below in bold typeface, followed by the initial comment as well as the Trust's revised responses (any emphasis indicates revisions to original text in the PEA).
Comment 1: With respect to the Trust's July 18, 2024 response to Staff comment #3, please clarify whether the Fund expects to invest in passively managed index ETFs. If the ETFs are affiliated with the Fund or its Adviser, please disclose this fact.
Initial Comment #3: In the principal investment strategies disclosure, to the extent practicable, please define the meaning of equity-based ETFs. Also, please clarify whether the Fund expects to invest in passively managed index ETFs. If the ETFs are affiliated with the Fund or its Adviser, please disclose this fact.
Revised Response to Initial Comment #3: The Trust has added the following disclosure to the Global Equity ETF's principal investment strategies section, "In general, equity-based ETFs are those ETFs that purchase equities securities, as opposed to fixed income securities, commodities or other specialty investments. The Fund may also invest in both actively and passively managed index-based ETFs; however, the Fund will not invest in any ETFs affiliated with the Advisor of Trust."
Comment 2: With respect to the Trust's July 18, 2024 response to Staff comment #7, the Staff notes that the "80% in 3 countries" disclosure does not fully meet acknowledged standards regarding the use of "Global" in the Fund's name. Please disclose in the prospectus the specific criteria that are used to select investments that meet this standard.
Initial Comment #7: Given the Fund's use of global in the name, please describe how the Fund will invest assets in a global manner.

Revised Response to Initial Comment #7: The Trust has added disclosure to the first two paragraphs of the principal investment strategies section as follows:

Under normal market conditions, The Global Equity ETF invests, directly or indirectly, at least 80% of its assets in equity securities of global issuers representing at least three non-US countries, through direct purchases of publicly traded companies and equity-based exchange-traded funds (“ETFs”)...The Global Equity ETF seeks geographic diversification through investments in securities of issuers in the United States, Canada, developed markets in Europe and Asia, and developing markets. The Global Equity ETF invests across all market capitalizations. Generally, non-US securities are those securities that are issued by a foreign entity that is not primarily traded in the US Market. This could also include securities primarily denominated in a foreign currency.

Comment 3: With respect to the Trust's July 18, 2024 response to Staff comment #11, please provide more specificity in the disclosure regarding the criteria the fund or Advisor uses to determine what constitutes an "emerging markets country."
Initial Comment #11: With respect to the emerging markets risk, please provide a description of how the Fund defines emerging markets.

Revised Response to Initial Comment #11: The Trust has revised emerging markets risk disclosure to add the following disclosure:

Emerging Markets Risk. In addition to developed markets, the [Fund] may invest in emerging markets, which are markets of countries in the initial stages of industrialization and that generally have low per capita income, and whose economies or some sectors of their economies are seen to be rapidly expanding and engaging aggressively with global markets. The [Fund] considers emerging markets countries to be those contained in the MSCI Emerging Markets Index. In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues, which could reduce liquidity. Additional risks of emerging markets include differences in nationalization, embargo, expropriation and acts of war. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, on certain occasions; such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions. The [Fund] may be required to establish special custody or other arrangements before making certain investments in those countries.
If you have any questions, need any additional information, or would like any clarification, please contact me at (415) 248-8366.
Sincerely,
/s/ Jeff Smith
Jeff Smith
President
FundX Investment Trust
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